GENIUS LABS COMPANY

AUDITED CONSOLIDATED FINANCIAL
STATEMENTS FOR THE YEARS ENDING DECEMBER
31, 2021, AND DECEMBER 31, 2020

DATE ISSUED: APRIL 5, 2022

GENIUS LABS COMPANY

Audited Consolidated Financial Statements

FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

CONTENTS OF REPORT

INDEPENDENT AUDITOR'S REPORT.. 3

CONSOLIDTED BALANCE SHEET 4

CONSOLIDATED STATEMENT OF INCOME 5

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY................................ 6

CONSOLIDATED STATEMENT OF CASH FLOWS.. 7

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.. 8

Procyon • Financial

Lama Najib
Certified Public Accountant in the United States of America
License 0033681
State of Colorado

PROCYON FINANCIAL LLC

24A Trolley Square #2289

Wilmington, DE 19806

INDEPENDENT AUDITOR'S REPORT

To the stockholders of GENIUS LABS COMPANY,

13727 SW 152ND STREET, #896

Miami, Florida 33177

I have audited the accompanying consolidated financial statements of GENIUS LABS COMPANY, which comprise the consolidated Balance Sheet as of December 31, 2021, and December 31, 2020, and the related consolidated Statements of Income, Cash Flows and Changes in Stockholders' Equity for the years then ended, and the notes to the consolidated financial statements comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these consolidated financial statements based on the audit. The audit was conducted in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement in the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Opinion

In my opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of GENIUS LABS COMPANY as of December 31, 2021, and December 31, 2020, and the results of its operations and cashflows for the years then ended in conformity with U.S. generally accepted accounting principles.



04/05/2022

GENIUS LABS COMPANY

CONSOLIDTED BALANCE SHEET
AS OF DECEMBER 31, 2021, AND DECEMBER 31, 2020

		As of December 31, 2021	As of December 31, 2020
Assets			
Current assets:			
Cash and cash equivalents	$	5,803,097	348,348
Total current assets		**5,803,097**	**348,348**
Property, plant & Equipment:			
Furniture & equipment, net		7,044	-
Total property, plant & equipment		**7,044**	**-**
Non-current assets:			
Subscription receivable		992	992
Total non-current assets		992	992
Total Assets	$	**5,811,133**	**349,340**
Liabilities & Stockholders' Equity			
Current liabilities:			
Credit cards		43,869	771
SAFE convertible notes		-	449,960
PPP loan		-	15,812
Total current liabilities		**43,869**	**466,543**
Total liabilities	$	**43,869**	**466,543**
Stockholders' Equity			
Common stock, $0.0001 par value, 50,000,000 shares authorized, 9,889,200 and 9,889,200 shares issued and outstanding as of December 31, 2021, and December 31, 2020, respectively		989	989
Preferred stock, $0.0001 par value, 15,000,000 shares authorized, 5,235,512 and nil shares issued and outstanding as of December 31, 2021, and December 31, 2020, respectively		524	-
Additional Paid-in Capital		8,121,095	3
Retained Earnings (accumulated deficit)		(318,090)	(166,655)
Net income (loss)		(2,400,488)	(151,435)
Additional paid-in Capital- Stock based compensation		363,234	199,895
Total stockholders' equity (deficit):		**5,767,264**	**(117,203)**
Total Liabilities and stockholders' equity (deficit)	$	**5,811,133**	**349,340**

The accompanying notes are an integral part of these consolidated financial statements.

GENIUS LABS COMPANY

CONSOLIDATED STATEMENT OF INCOME
FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

		2021	2020
Revenue:			
Subscription fees	$	2,507,516	1,767,397
Less: (Returns)		(248,725)	(137,487)
Income from Affiliates		134,689	153,704
DNA Wellness report fees		44,648	124,277
Income from Royalties		73,582	40,019
Supplement income		64,832	-
Licensing income		25,000	-
Consulting income		39,991	27,641
Other income		4,176	9,625
Total revenues		**2,645,709**	**1,985,176**
Cost of goods sold		**427,791**	**201,536**
Gross Profit		**2,217,918**	**1,783,640**
Expenses:			
Contractors & Affiliates		2,700,811	1,173,582
Salaries, Benefits & Payroll taxes		543,478	119,347
Per diem		12,281	86,607
Merchant fees		107,015	72,795
IT software & consumables		309,518	92,445
Recruitment & training		62,305	6,374
Legal & Professional Services		39,739	2,030
Advertising & Promotion		598,356	138,183
Meals & Entertainment		20,181	2,312
Insurance		5,289	198
Rent		19,518	7,283
Office supplies & expenses		24,290	14,991
Bank Charges & Fees		3,825	937
Utilities		2,613	2,220
Stock based compensation expense		163,339	199,895
Miscellaneous expenses		23,593	16,944
Total Expenses		**4,636,151**	**1,936,143**
Income from operations (loss)		**(2,418,233)**	**(152,503)**
Other Income (Expenses):			
SBA- Paycheck protection program grant		15,812	-
Interest expenses		(7,974)	-
Federal and state taxes		(2,349)	(3,813)
Other Income (expenses)		12,256	4,881
Total Other Income (expenses)		**17,745**	**1,068**
Net income (loss) for the year	$	**(2,400,488)**	**(151,435)**

The accompanying notes are an integral part of these consolidated financial statements.

GENIUS LABS COMPANY

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

($)	Common stock (shares)	Common stock (par)	Preferred stock (shares)	Preferred stock (par)	Additional paid-in Capital (net of capital raising costs)	Retained earnings (accumulated deficit)	APIC- Stock based compensation expense	Total
Beginning Balance, December 31, 2019	**9,889,200**	**989**	**-**	**-**	**3**	**(166,655)**	**-**	**(165,663)**
Issuance of Common stock	-	-	-	-	-	-	-	-
Issuance of Preferred stock	-	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	(151,435)	-	(151,435)
Stock based compensation	-	-	-	-	-	-	199,895	199,895
Ending Balance, December 31, 2020	**9,889,200**	**989**	**-**	**-**	**3**	**(318,090)**	**199,895**	**(117,203)**
Issuance of Common stock	-	-	-	-	-	-	-	-
Issuance of Preferred stock	-	-	5,235,512	524	8,121,092	-	-	8,121,616
Net income (loss)						(2,400,488)	-	(2,400,488)
Stock based compensation	-	-	-	-	-	-	163,339	163,339
Ending Balance, December 31, 2021	**9,889,200**	**989**	**5,235,512**	**524**	**8,121,095**	**(2,718,578)**	**363,234**	**5,767,264**

The accompanying notes are an integral part of these consolidated financial statements.

GENIUS LABS COMPANY

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

		As of December 31, 2021	As of December 31, 2020
Cash flow From Operating Activities:			
Net income (loss)	$	(2,400,488)	(151,435)
Adjustments to reconcile net income to net cash provided (used) by operating activities:			
Stock based compensation expense		163,339	199,895
Changes in:			
Credit cards		43,098	(12,355)
Net cash provided (used) by operating activities		**(2,194,051)**	**36,105**
Cash flow From Investing Activities:			
Purchases of computers & equipment		(7,044)	-
Net cash provided (used) by investing activities		**(7,044)**	**-**
Cash flow from Financing Activities			
SAFE convertible notes		-	100,000
Conversion of SAFE convertible notes to Preferred stock		(449,960)	-
PPP loan		(15,812)	15,812
Proceeds from issuance of Preferred stock		8,121,616	-
Net cash provided (used) by financing activities		**7,655,844**	**115,812**
Increase (decrease) in Cash		**5,454,749**	**151,917**
Cash, beginning of year		348,348	196,431
Cash, end of year	$	**5,803,097**	**348,348**

The accompanying notes are an integral part of these consolidated financial statements.

GENIUS LABS COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

About the Company & its Nature of operations

GENIUS LABS COMPANY ('the Company', 'the Parent'), is a corporation formed pursuant to the provisions of the Delaware General Corporation law on April 15, 2019. The Company operates in the healthcare industry and provides personalized health report services intended to enable users to acquire detailed information and reports based on their genome. The company's platform interprets genetic and laboratory data to assist individuals make enhanced wellness decisions, along with it leverages genetics, blood tests, symptoms, and other health data to predict beneficial outcomes for natural lifestyle, diet, and supplement changes, enabling users to optimize health and prevent diseases.

The Company's consolidated financial statements include the following wholly owned entities, collectively 'the Subsidiaries':

- YourSelf Shop LLC, a member managed limited liability company formed in the state of Delaware on April 25, 2016. As per the entity's operating agreement, the entity was formed for the purpose of selling health software and products.

- Selfhacked, LLC, a limited liability company formed in the state of New York on December 1, 2014.

- Decodify me LLC, a limited liability company formed in the state of Delaware on March 23, 2016, previously owned by the president and Chief Executive Officer ('CEO') of Genius Labs Company. On August 6, 2021, the Company's CEO Joseph Cohen, transferred his membership in full to Genius Labs Company.

Basis of Consolidation

The consolidated financial statements include the assets, liabilities and the results of operations and cash flows of GENIUS LABS COMPANY and its wholly owned subsidiaries. Intra-entity balances, and income and expenses arising from intra-entity transactions, are eliminated in preparing the consolidated financial statements. The integration of the subsidiaries into the consolidated financial statements is based on consistent accounting and valuation methods for similar transactions and other occurrences under similar circumstances.

Going Concern Matters

The consolidated financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, Management has identified the following conditions and events that creates uncertainty about the ability of the Company to continue as a going concern. The Company currently operates at net losses with accumulated losses totaling $2,718,578 and $318,090 as of December 31, 2021, and December 31, 2020, respectively.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through February 1, 2023 (one year after the date that the consolidated financial statements were made available). The consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its product, and its ability to generate positive operational cash flow.

Fiscal year

The Company operates on a December 31st year-end

GENIUS LABS COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

.

Summary of significant accounting policies:

Basis of accounting

The Company's financial statements are presented in accordance with accounting principles generally accepted in the U.S.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn, national and local government enactments of regulations which could be detrimental to the company's operations or otherwise, local competition or changes in consumer taste.

Additionally, the Company could face the following risks:

- Security breaches which could compromise the confidentiality of customer data and could trigger reputation damages, financial penalties, regulatory investigations, and other significant liabilities.

- Operating in the healthcare industry itself carries significant legal risks.

- Possibility of technological obsolescence that could be detrimental to the company's ability to profitably sell its products.

These adverse conditions could affect the Company's financial condition and the results of its operations.

GENIUS LABS COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents. The Company held no cash equivalents as of December 31, 2021, and December 31, 2020.

Property, plant, and Equipment

Property, plant, and equipment (PPE) are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

SAFE (Single Agreement for Future Equity) Convertible notes

On September 4, 2020, the Company issued a Simple Agreement for Future Equity ("SAFE") in exchange for a payment of $100,000 at a post money valuation cap of $9,000,000 and a discount rate of 85%. On March 21, 2021, the Company issued a SAFE agreement in exchange for a payment of $1,000,000 at a post money valuation cap of $20,000,000 and a discount rate of 85%. The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to non-holders of SAFE agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion price; and (ii) the basis for any dividend rights, which will be based on the conversion price.

In the event of an Equity Financing, the SAFE notes will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price which is equal to either: (1) the Safe Price or (2) the Discount Price, whichever calculation results in a greater number of shares of Safe Preferred Stock.

If there is a Liquidity Event before the termination of the SAFE agreements, the SAFE note holders will automatically be entitled (subject to certain liquidation priority rules) to receive a portion of Proceeds, due and payable to the Investors immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investors will be given the same choice, provided that any given investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investors by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to the Investors and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investors.

If there is a Dissolution Event before the termination of the SAFE agreement, the Investors will automatically be entitled (subject to certain liquidation priority rules) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investors immediately prior to the consummation of the Dissolution Event.

The SAFE agreements will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with these SAFE agreements) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investors pursuant to the automatic conversion of the SAFE notes subsequent to an Equity Financing event; or (ii) the payment, or setting aside for payment, of amounts due the Investors.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income.

GENIUS LABS COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

As of December 31, 2021, the SAFE agreement issued in 2020 in exchange for a payment of $100,000 was converted into 109,880 shares of Series Seed III preferred stock (see 'Equity' note) at a price of $0.91 per share and the SAFE agreement issued in 2021 in exchange for a payment of $1,000,000 was converted into 647,149 shares of Series Seed I preferred stock (see 'Equity' note) at a price of $1.55 per share. Moreover, a SAFE agreement issued in June 2019 in exchange for a payment of $250,000 was converted into 309,038 shares of Series Seed II preferred stock at a price of $0.81 per share and a SAFE agreement issued in March 2018 in exchange for a payment of $100,000 was converted into 123,615 shares of Series Seed II preferred stock at a price of $0.81 per share.

SBA- Paycheck protection program grant

The U.S. Small Business Administration (SBA) launched the Paycheck Protection Program (PPP) during 2020 as a response to COVID-19 to help small businesses maintain payrolls and continue operations. The SBA PPP loan bears an interest rate of 1% and has a maturity of 2 years. The loan is potentially fully forgivable provided that it was used solely to cover eligible expenses. The Company obtained a PPP loan of $15,812 on July 21, 2020, and the loan was fully forgiven on August 5, 2021.

COVID-19 Pandemic

The COVID-19 pandemic has negatively impacted the global economy, created significant financial market volatility, and disrupted global supply chains. Moreover, several international, national, state, and local governments have placed restrictions on people from gathering in groups or interacting within a certain physical distance.

The Company cannot precisely predict the impact that the COVID-19 pandemic will have in the future due to numerous uncertainties, including the severity, duration and resurgences of the disease and new variants, actions that may be taken by governmental authorities, the impact to the business of potential variations or disruptions in the supply chain.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company operates on a subscription-centric business model and offers annual and lifetime subscriptions to personalized health reports. The company charges $97 per year for the annual subscription and $297 for lifetime access (an additional $99 is charged for DNA kits). Additionally, the company derives royalty, licensing, and affiliate revenue from partnering with various parties.

GENIUS LABS COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

Licenses and royalty agreements

The Company has an agreement with AIWO Ltd, a company involved in the business of offering certified wellness programs and exclusive wellness management solutions including services in genetic screening. Pursuant to the agreement, the Company licensed its content and software to AIWO for exclusive use in India and Africa. The total value of the contact is $1,600,000 in cash or $2,000,000 ($1,000,000 in cash and $1,000,000 in supplements). The said amount is received by the Company in quarterly tranches of either $40,000 in cash per quarter or $25,000 per quarter in cash and supplements worth $25,000.

The Company has an agreement with Sequencing.com, a company which allows end users to purchase, download and access mobile and non-mobile software applications and other products. Pursuant to the agreement, for each sale of an application or product submitted to Sequencing.com, the Company is entitled to royalty payments as follows:

- For Developer-created App or Product sold in Sequencing.com's Marketplace: 75% of the List Price for the Developer-created App or Product at the time of purchase from Sequencing.com's Marketplace.

- For Developer-created App Chain that is added to Sequencing.com's +RTP API: 25% of revenue generated for each +RTP API call that uses the Developer created App Chain.

- For connection to sequencing.com (affiliate program): 10% of revenue generated when a genetic data file from your app, site, software or laboratory is used during a Revenue-Generating Activity at Sequencing.com

Contractors & Affiliates

This account consists of compensation that was due to various contractors and affiliates of the company and its subsidiaries. Most of those expenses were incurred to the Company's Chief

Science Officer & Medical officer, head of product strategy, senior data and artificial intelligence engineers, scientific authors, design leads and talent acquisition officers. The contractors reside inside and outside of the United States.

Income taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

The Company is subject to franchise tax filing requirements in the State of Delaware.

The Company incurred net operating losses for the year 2021. These losses will be carried forward to future to offset against taxable income.

Recently issued accounting pronouncements

In *February 2016,* the FASB issued ASU *2016-02,* Leases ("ASU *2016-02"*), which is codified in ASC *842,* Leases ("ASC *842"*) and supersedes current lease guidance in ASC *840,* Leases. ASC *842* requires a lessee to recognize a right-of-use asset and a corresponding lease liability for substantially all leases. The lease liability will be equal to the present value of the remaining lease payments while the right-of-use asset will be similarly calculated and then adjusted for initial direct costs. In addition, ASC *842* expands the disclosure requirements to increase the transparency and comparability of the amount, timing and uncertainty of cash flows arising from leases. In *July 2018,* the FASB issued ASU *2018-11,* Leases ASC *842:* Targeted Improvements, which allows entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption.

The new standard is effective for emerging growth companies that have elected to use private company adoption dates for fiscal years beginning after *December 15, 2021,* and interim periods within fiscal years beginning after *December 15, 2022.*

GENIUS LABS COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

Equity

Under the most recent articles of incorporation (amended as of July 1, 2021), the Company is authorized to issue Common Stock and Preferred Stock. The total number of shares of Common Stock authorized to be issued is fifty million (50,000,000) shares at a par value of $0.0001 per share. The total number of shares of Preferred stock authorized to be issued is fifteen million (15,000,000) shares at a par value of $0.0001 per share of which 2,607,933 shares have been designated "Series Seed I Preferred Stock", 432,653 shares have been designated "Series Seed II Preferred Stock", 109,880 have been designated "Series Seed III Preferred Stock" and 2,379,061 have been designated "Series Seed IV Preferred Stock".

Common Stock

As of December 31, 2021, and December 31, 2020, the total number of shares of Common Stock issued and outstanding was 9,889,200 and 9,889,200, respectively.

The Company has reserved 3,259,917 shares of Common Stock for issuance to officers, directors, employees, and consultants of the Company pursuant to a 2021 Stock Plan duly adopted by the Board of Directors.

The voting, dividend, and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Series Seed Preferred Stock.

Preferred Stock

As of December 31, 2021, and December 31, 2020, the total number of shares of Preferred Stock issued and outstanding was 5,235,512 and nil shares, respectively. The details of issuance are as follows:

GENIUS LABS COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

- As of December 31, 2021, the SAFE agreement issued in 2020 in exchange for a payment of $100,000 was converted into <u>109,880 shares of Series Seed III preferred stock</u> at a price of $0.91 per share and the SAFE agreement issued in 2021 in exchange for a payment of $1,000,000 was converted into <u>647,149 shares of Series Seed I preferred stock</u> at a price of $1.55 per share. Moreover, a SAFE agreement issued in June 2019 in exchange for a payment of $250,000 was converted into <u>309,038 shares of Series Seed II preferred stock</u> at a price of $0.81 per share and a SAFE agreement issued in March 2018 in exchange for a payment of $100,000 was converted into <u>123,615 shares of Series Seed II preferred stock</u> at a price of $0.81 per share. (See Note 'SAFE (Single Agreement for Future Equity) Convertible notes).

- <u>1,960,784 shares of Series Seed I preferred stock</u> were issued in exchange for an investment of $3,000,000 ($1.53 per share).

- <u>260,417 shares of Series Seed IV preferred stock</u> were issued in exchange for an investment of $500,000 ($1.92 per share).

- <u>1,479,290 shares of Series Seed V preferred stock</u> were issued in exchange for an investment of $2,500,000 ($1.69 per share).

- <u>132,618 shares of Series Seed V preferred stock</u> that were issued in exchange for an investment of $224,124. The shares were offered under subscription agreements to eligible crowdfunding investors in reliance on the exemption under Section 4(a)(6) of the Securities Act of 1933, as amended ('the Crowdfunding campaign'). The investors received an 'early bird', reducing the price per share to $1.69 (from the original price of $2.36 per share).

- <u>212,721 shares of Series Seed V preferred stock</u> that were issued in exchange for an investment of $ $502,021. The shares were offered under subscription agreements to eligible crowdfunding investors in reliance on the exemption under Section 4(a)(6) of the Securities Act of 1933, as amended ('the Crowdfunding campaign'). The price per share was $2.36.

Offering costs in connection to the crowdfunding campaign totaled $54,461.

Each share of Series Seed Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for such series of Series Seed Preferred Stock by the Conversion Price for such series of Series Seed Preferred Stock in effect at the time of conversion. The "Conversion Price" for each series of Series Seed Preferred Stock initially means the Original Issue Price for such series of Series Seed Preferred Stock.

Upon either (a) the closing of the sale of shares of Common Stock to the public in a public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (or a qualified offering statement under Regulation A of the Securities Act of 1933, as amended), (b) the date that the Company or its successor is required to file reports with the U.S. Securities and Exchange Commission pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended or (c) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "Mandatory Conversion Time"), (i) all outstanding shares of Series Seed Preferred Stock will automatically be converted into shares of Common Stock and (ii) such shares may not be reissued by the Corporation.

Any shares of Series Seed Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries are automatically and immediately cancelled and retired and will not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Series Seed Preferred Stock following redemption.

Equity Incentive plans

The Company's Board of Directors adopted a Stock Incentive Plan in 2021. The purpose of the Plan is to offer selected Employees, Consultants and Outside Directors the opportunity to acquire equity in the Company through awards of Options and the award or sale of Shares (which may constitute incentive stock options or non-statutory stock options) and the award or sale of Shares.

Options granted under the Plan may be ISOs (Incentive Stock Options) intended to qualify under Code Section 422 or NSOs (Non-statutory Stock Options) and only Employees are eligible for the grant of ISOs and only Employees, Consultants and Outside Directors are eligible for NSOs and the aware or sale of shares.

The maximum term of an Option is ten (10) years from the date of grant. The maximum term of an ISO granted to a Ten-Percent Stockholder is five (5) years from the date of grant. The plan is effective for a term of 10 years from the date of its adoption and the maximum aggregate number of shares that may be issued under the plan is 3,259,917 shares of common stock.

The exercise price of each option is determined as follows:

- Minimum Exercise Price for ISOs. The Exercise Price per Share of an ISO shall not be less than one hundred percent (100%) of the Fair Market Value of a Share on the date of grant; provided, however, that the Exercise Price per Share of an ISO granted to a Ten Percent

Stockholder shall not be less than one hundred ten percent (110%) of the Fair Market Value of a Share on the date of grant.

- Minimum Exercise Price for NSOs. The Exercise Price per Share of an NSO shall not be less than one hundred percent (100%) of the Fair Market Value of a Share on the date of grant.

20% of the options vest within one year of the vesting start date and will continue to vest on monthly basis for an additional period of four (4) years.

The details of stock option grants are as follows:

- On July 1, 2021, the Company granted 1,971,714 in non-statutory stock options. The vesting start date of these options is July 1, 2021, with the exception of 1,361,160 options granted to two parties which begin to vest between 2018 and 2019. The number of shares vested was 756,737 and 416,447 as of December 31, 2021, and December 31, 2020.

- On September 20, 2021, the Company granted 112,712 in non-statutory stock options and none of these options vested as of December 31, 2021. The vesting start date of these options is September 20, 2021.

- On December 5, 2021, the Company granted 2,500 in non-statutory stock options and none of these options vested as of December 31, 2021. The vesting start date of these options is December 5, 2021.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

As a response to the audit, the company recognized stock-based compensation expense in the amount of $163,339 and $199,895 for the years ending 2021 and 2020, respectively. The fair value used in the computation was derived from a 409A valuation report dated September 29, 2021, in which a fair value of $0.48 per share was determined.

Related Party Transactions

The Company follows FASB Accounting Standards Codification ("ASC") subtopic 850-10, "Related Party Disclosures", for the identification of related parties and disclosure of related party transactions. Pursuant to ASC 850, related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of Section 825–10–15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests. Material related party transactions are required to be disclosed in the financial statements, other than compensation arrangements, expense allowances and other similar items in the ordinary course of business. The disclosures shall include: a) the nature of the relationship(s) involved; b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which a statement of operations is presented and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; c) the dollar amount of transactions for each of the periods for which a statement of operations is presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and d) amounts due from or to related parties as of the date of balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

On February 8, 2021, the Company obtained a loan for a principal amount of $72,000 from Mr. Joseph Cohen, the Company's founder, and CEO. The loan was settled in full as of December 31, 2021. Mr. Cohen owned 9,563,000 shares of common stock issued and outstanding.

Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its stockholders.

Subsequent events

The Company evaluated subsequent events through February 1, 2022, the date on which the financial statements were available to be issued. There are no additional events that have occurred such that adjustments to the amounts or disclosures presented in the notes to the financial statements are warranted.